FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

November 29, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

November 29, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to announce it has signed a formal option agreement with Harvest Gold Corp (“Harvest Gold”) relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in mining-friendly Manitoba’s historic Lac du Bonnet Mining District.

Under the terms of the agreement, Grandview has an option to earn an undivided 70 percent interest in the Rocky Ridge property by incurring $600,000 (CAD) in resource exploration and development expenditures, $85,000 (CAD) in payments, and issuing 225,000 Grandview shares, over a two-year period. The issue of the 225,000 shares is subject to receipt of all required regulatory approvals.

The Rocky Ridge gold property is located 170 km by all-weather-access road from Manitoba’s capital city of Winnipeg, and covers an 11.2 square kilometer area over a seven kilometer strike length of the East Peterson Creek Deformation Zone (“EPCDZ”).

Grandview will initiate diamond drilling as the acquisition news breaks. Field crews have already been mobilized. “The Rocky Ridge project is a good example of how we as a modern exploration company can apply the most advanced geology, geophysical and geochemical science to advantage a property that has significant historic high-grade gold mineralization, but is vastly under-explored,” says Grandview President and CEO Paul Sarjeant.

Gold mineralization was first discovered on the property in 1993. Initial prospecting and sampling returned gold values up to 140.6 g/tonne gold (4.1 oz/ton) from grab samples and two consecutive 1 meter chip samples that assayed 53.1 g/tonne and 53.1 g/tonne respectively (1.55 oz/ton and 1.56 oz/ton). The exploration program continued with magnetic-VLF geophysical surveying and mapping, and concluded with a moderate drill program involving 615.49 feet over four holes testing the “A” showing. Two diamond drill hole intercepts into one deformation zone reported 0.7 meters of 11 g/tonne gold (2.3 feet of 0.325 oz/ton) and 1.2 meters of 8.91 g/tonne (4 feet of 0.26 oz/ton) gold in archived

Grandview Gold Inc.

assessment file reports. All of this work was completed prior to implementation of National Instrument 43-101 reporting standards and has not been verified by a qualified person and should not be relied upon. Geological mapping has identified 3 distinct northeast and southeast trending gold bearing structures that intersect at the “A” showing. The structures vary from 25 to 100 meters in width and are intensly sheared and silicified. All historic data was gathered from a 1997 assessment report titled “A Summary Report on the Rock Ridge Property, Cat Lake – Bernic Lake Area , Lac Du Bonnet Mining Division, Manitoba on behalf of Cordal Resources Ltd by R.A. Bernatchez, P.Eng., October 5th, 1997.

“Work on Rocky Ridge to date shows potential for both high-grade narrow vein and low-grade larger tonnage mineralization and ultimately, in Grandview management’s opinion, the potential for development of an entirely new major gold camp. There are high-grade surface showings and decent grades over narrow widths in drill core which has not been comprehensively sampled. We hope to apply current thinking and geological expertise to upgrade and explore this under-explored property” added Paul Sarjeant.

During a visit to the Rock Ridge property in 2006, Dr. George Gale, former head of the Mineral Deposits Section, Manitoba Geological Survey (1977-2005), and Vice President Exploration of Harvest Gold Corp, recognized some previously unrecognized and potentially key attributes for understanding gold mineralization on the property.

These features include structural controls mentioned in earlier reports and an association between the higher grade mineralization and large areas of hematite altered intrusive. The hematite altered intrusive presents the possibility of a previously unrecognized large tonnage gold system, though further field work is required before confirming this potential.

Grandview hopes to explore and develop the Rocky Ridge gold property sufficiently to demonstrate a large tonnage gold system of sufficient caliber to attract a mid to senior resource company. It is widely understood that Manitoba and Ontario, while divided by provincial boundary, share gold belts of common geology, rock type and crustal faults.

The 2006/2007 exploration and drill program for the Rocky Ridge gold property will comprise the compilation of historic and recent exploration data, diamond drilling to a depth of 100-200 meters to test the extent of known gold zones and previously un-sampled wall rock mineralization, and gathering of geochemical and geophysical data to identify additional drill targets

Upon signing, Grandview will make a payment of $20,000 (CAD) and will, subject to receipt of all required regulatory approval, issue 50,000 shares to Harvest Gold. At the end of year one, the Company will have incurred $250,000 (CAD) in exploration expenditures, make a payment of $30,000 (CAD), and issue 75,000 shares to Harvest Gold. At the end of year two, the Company will have completed a further $350,000 (CAD) in exploration expenditures, make a final $35,000 (CAD) payment, and issue the outstanding 100,000 Grandview shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR (Net Smelter Royalty) assigned to the original property owner, at a cost of $250,000 (CAD) per each one percent, for a potential total of $500,000 (CAD). The one to two percent NSR buy-out would occur on a pro-rata basis, with Grandview acquiring 70 percent and Harvest Gold acquiring 30 percent.

Grandview Gold Inc.

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years will also be issued in connection with the transaction, subject to receipt of required regulatory approvals.

Item 5.	Full Description of Material Change

November 29, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to announce it has signed a formal option agreement with Harvest Gold Corp (“Harvest Gold”) relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in mining-friendly Manitoba’s historic Lac du Bonnet Mining District.

Under the terms of the agreement, Grandview has an option to earn an undivided 70 percent interest in the Rocky Ridge property by incurring $600,000 (CAD) in resource exploration and development expenditures, $85,000 (CAD) in payments, and issuing 225,000 Grandview shares, over a two-year period. The issue of the 225,000 shares is subject to receipt of all required regulatory approvals.

The Rocky Ridge gold property is located 170 km by all-weather-access road from Manitoba’s capital city of Winnipeg, and covers an 11.2 square kilometer area over a seven kilometer strike length of the East Peterson Creek Deformation Zone (“EPCDZ”).

Grandview will initiate diamond drilling as the acquisition news breaks. Field crews have already been mobilized. “The Rocky Ridge project is a good example of how we as a modern exploration company can apply the most advanced geology, geophysical and geochemical science to advantage a property that has significant historic high-grade gold mineralization, but is vastly under-explored,” says Grandview President and CEO Paul Sarjeant.

Gold mineralization was first discovered on the property in 1993. Initial prospecting and sampling returned gold values up to 140.6 g/tonne gold (4.1 oz/ton) from grab samples and two consecutive 1 meter chip samples that assayed 53.1 g/tonne and 53.1 g/tonne respectively (1.55 oz/ton and 1.56 oz/ton). The exploration program continued with magnetic-VLF geophysical surveying and mapping, and concluded with a moderate drill program involving 615.49 feet over four holes testing the “A” showing. Two diamond drill hole intercepts into one deformation zone reported 0.7 meters of 11 g/tonne gold (2.3 feet of 0.325 oz/ton) and 1.2 meters of 8.91 g/tonne (4 feet of 0.26 oz/ton) gold in archived assessment file reports. All of this work was completed prior to implementation of National Instrument 43-101 reporting standards and has not been verified by a qualified person and should not be relied upon. Geological mapping has identified 3 distinct northeast and southeast trending gold bearing structures that intersect at the “A” showing. The structures vary from 25 to 100 meters in width and are intensly sheared and silicified. All historic data was gathered from a 1997 assessment report titled “A Summary Report on the Rock Ridge Property, Cat Lake – Bernic Lake Area , Lac Du Bonnet Mining Division, Manitoba on behalf of Cordal Resources Ltd by R.A. Bernatchez, P.Eng., October 5th, 1997.

“Work on Rocky Ridge to date shows potential for both high-grade narrow vein and low-grade larger tonnage mineralization and ultimately, in Grandview management’s opinion, the potential for development of an entirely new major gold camp. There are high-grade surface showings and decent grades over narrow widths in drill core which has not been comprehensively sampled. We hope to apply current thinking and geological expertise to upgrade and explore this under-explored property” added Paul Sarjeant.

Grandview Gold Inc.

During a visit to the Rock Ridge property in 2006, Dr. George Gale, former head of the Mineral Deposits Section, Manitoba Geological Survey (1977-2005), and Vice President Exploration of Harvest Gold Corp, recognized some previously unrecognized and potentially key attributes for understanding gold mineralization on the property.

These features include structural controls mentioned in earlier reports and an association between the higher grade mineralization and large areas of hematite altered intrusive. The hematite altered intrusive presents the possibility of a previously unrecognized large tonnage gold system, though further field work is required before confirming this potential.

Grandview hopes to explore and develop the Rocky Ridge gold property sufficiently to demonstrate a large tonnage gold system of sufficient caliber to attract a mid to senior resource company. It is widely understood that Manitoba and Ontario, while divided by provincial boundary, share gold belts of common geology, rock type and crustal faults.

The 2006/2007 exploration and drill program for the Rocky Ridge gold property will comprise the compilation of historic and recent exploration data, diamond drilling to a depth of 100-200 meters to test the extent of known gold zones and previously un-sampled wall rock mineralization, and gathering of geochemical and geophysical data to identify additional drill targets

Upon signing, Grandview will make a payment of $20,000 (CAD) and will, subject to receipt of all required regulatory approval, issue 50,000 shares to Harvest Gold. At the end of year one, the Company will have incurred $250,000 (CAD) in exploration expenditures, make a payment of $30,000 (CAD), and issue 75,000 shares to Harvest Gold. At the end of year two, the Company will have completed a further $350,000 (CAD) in exploration expenditures, make a final $35,000 (CAD) payment, and issue the outstanding 100,000 Grandview shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR (Net Smelter Royalty) assigned to the original property owner, at a cost of $250,000 (CAD) per each one percent, for a potential total of $500,000 (CAD). The one to two percent NSR buy-out would occur on a pro-rata basis, with Grandview acquiring 70 percent and Harvest Gold acquiring 30 percent.

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years will also be issued in connection with the transaction, subject to receipt of required regulatory approvals.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Grandview Gold Inc.

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 29th day of November 2006.

Grandview Gold Inc.
"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.